Exhibit 4.28

Rights and Obligations Assumption Letter

This entity, Sannew American Middle School, is the subsidiary established by Hubei Sannew Education Development Limited, which is controlled by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Wuhan City at Development Zone branch office of the Ministry of Civil Affairs on May 26, 2016. The Investor holds 80% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement (except for any inconsistency with the Equity Acquisition Agreement where provisions of the Equity Acquisition Agreement shall prevail). This Assumption Letter came into effect upon the date of execution.

Sannew American Middle School

(Seal) Sannew American Middle School Affixed

By:	/s/Ben Fan
Name:	Ben Fan
Title:	Legal Representative
Date:	December 20, 2019